UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April, 2004

                            GRUPO TELEVISA, S.A.
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              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
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     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[TELEVISA LOGO]

                                                      PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE
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           GRUPO TELEVISA'S SHAREHOLDERS APPROVE DIVIDEND PAYMENT


Mexico  City,  April  19,  2004 - Grupo  Televisa,  S.A.  (NYSE:  TV;  BMV:
TLEVISACPO) today announced that during its annual ordinary shareholders meeting, held on April 16, 2004, its shareholders approved the payment of a dividend in the amount of approximately Ps.3,850 million, or the equivalent of Ps.1.21982800845 per CPO, which includes dividends corresponding to the Series A and L shares and the cumulative preferred dividend corresponding to Series D shares. The dividend will be paid on May 21, 2004.


Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, feature film production and distribution, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Contacts:
     Investor Relations:
     Michel Boyance / Alejandro Eguiluz
     Grupo Televisa, S.A.
     Av. Vasco de Quiroga No. 2000
     Colonia Santa Fe
     01210 Mexico, D.F.
     (5255) 5261-2000